Filed by Anheuser-Busch InBev SA/NV

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Anheuser-Busch InBev SA/NV

(Commission File No. 001-34455)

PRESS RELEASE Brussels, 14 December 2015

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION OR REQUIRE ANHEUSER-BUSCH INBEV SA/NV TO TAKE ANY FURTHER ACTION

THIS ANNOUNCEMENT DOES NOT CONSTITUTE OR FORM A PART OF ANY OFFER OR SOLICITATION OR ADVERTISEMENT TO PURCHASE AND/OR SUBSCRIBE FOR SHARES IN ANY JURISDICTION, INCLUDING AN OFFER TO THE PUBLIC FOR THE SALE OF, OR SUBSCRIPTION FOR, OR THE SOLICITATION OR THE ADVERTISEMENT OF AN OFFER TO BUY AND/OR SUBSCRIBE FOR, SHARES

FOR IMMEDIATE RELEASE

ANHEUSER-BUSCH INBEV

INTENTION TO LIST ON THE JOHANNESBURG STOCK

EXCHANGE

Anheuser-Busch InBev SA/NV (“AB InBev”) (Euronext: ABI) (NYSE: BUD) (MEXBOL: ABI) announces its intention to list on the Johannesburg Stock Exchange (“JSE”) mid-January 2016.

AB InBev has received approval from the Financial Surveillance Department of the South African Reserve Bank (“SARB”) and the JSE for the secondary inward listing of AB InBev’s issued ordinary shares without nominal value (“Ordinary Shares”) on the main board of the JSE by way of introduction (“Listing”).

The Listing:

•

demonstrates AB InBev’s commitment to the Republic of South Africa (“South Africa”) and the African continent, which will be a critical driver of future growth for the company following its proposed combination with SABMiller plc (“SABMiller”); and

•	provides South African investors with an opportunity to invest in, and participate in, the future growth of AB InBev.

Once the Listing has been implemented, the Ordinary Shares will be tradable by South African resident investors without reference to their foreign portfolio allowances and will be classified as ‘domestic’ for exchange control purposes. An announcement will be released at the appropriate time providing full details of the Listing.

PRESS RELEASE Brussels, 14 December 2015

Carlos Brito, Chief Executive Officer of AB InBev, said: “We are pleased to announce our plans to establish a secondary inward listing of AB InBev on the JSE. The listing will provide us with access to the South African investor base and broaden participation in AB InBev’s strong prospects for future growth.

The secondary listing is also an important step towards our proposed combination with SABMiller, and signals our commitment to South Africa, and the African continent.

We are excited about the prospects of making a significant investment in Africa, a region that will play a vital role in the future of AB InBev.”

Nicky Newton-King, Chief Executive Officer of the JSE, said “We are excited about AB InBev’s announcement of its secondary listing on our exchange. We’re pleased that the company has chosen the JSE as its listing destination. The Fast Track listing will provide local, regional and global investors with the opportunity to partake in the company’s future growth prospects.”

Listing

Following the initial announcement on 13 October 2015 by the boards of directors of AB InBev and SABMiller that they had reached an agreement in principle on the key terms of a possible recommended offer to be made by AB InBev for the entire issued, and to be issued, share capital of SABMiller (the “Transaction”), the boards of directors of AB InBev and SABMiller announced on 11 November 2015 (the “Announcement”) that they had reached agreement on the terms of the Transaction.

In execution of its stated intention in the Announcement to list its issued Ordinary Shares on the main board of the exchange operated by the JSE as soon as reasonably practicable after the date of the Announcement, AB InBev is pleased to announce that the SARB and the JSE have respectively approved the Listing. No other regulatory approvals are required for the Listing.

English, Dutch and French versions of this press release will be available on www.ab-inbev.com.

PRESS RELEASE Brussels, 14 December 2015

Media	Investors
Marianne Amssoms Tel: +1-212-573-9281 E-mail: marianne.amssoms@ab-inbev.com	Graham Staley Tel: +1-212-573-4365 E-mail: graham.staley@ab-inbev.com

Karen Couck Tel: +1-212-573-9283 E-mail: karen.couck@ab-inbev.com Kathleen Van Boxelaer Tel: +32-16-27-68-23 E-mail: kathleen.vanboxelaer@ab-inbev.com	Christina Caspersen Tel: +1-212-573-4376 E-mail: christina.caspersen@ab-inbev.com Heiko Vulsieck Tel: +32-16-27-68-88 E-mail: heiko.vulsieck@ab-inbev.com

Itumeleng Mahabane Brunswick Group South Africa Tel: +27 (11) 502 7300 Email: imahabane@brunswick.co.za

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) (MEXBOL: ABI) based in Leuven, Belgium, with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world’s top five consumer products companies. Beer, the original social network, has been bringing people together for thousands of years and our portfolio of well over 200 beer brands continues to forge strong connections with consumers. This includes global brands Budweiser®, Corona® and Stella Artois®; international brands Beck’s®, Leffe®, and Hoegaarden®; and local champions Bud Light®, Skol®, Brahma®, Antarctica®, Quilmes®, Victoria®, Modelo Especial®, Michelob Ultra®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, Cass®, and Jupiler®. Anheuser-Busch InBev’s dedication to quality goes back to a brewing tradition of more than 600 years and the Den Hoorn brewery in Leuven, Belgium, as well as the pioneering spirit of the Anheuser & Co brewery, with origins in St. Louis, USA since 1852. Geographically diversified with a balanced exposure to developed and developing markets, Anheuser-Busch InBev leverages the collective strengths of its approximately 155 000 employees based in 25 countries worldwide. In 2014, AB InBev realized USD 47.1 billion revenue. The company strives to be the Best Beer Company Bringing People Together For a Better World. Learn more at ab-inbev.com, at facebook.com/ABInBev or on Twitter through @ABInBevNews.

PRESS RELEASE Brussels, 14 December 2015

DISCLAIMER

This announcement does not constitute or form a part of any offer or solicitation or advertisement to purchase and/or subscribe for shares in any jurisdiction, including an offer to the public for the sale of, or subscription for, or the solicitation or the advertisement of an offer to buy and/or subscribe for, shares.

If you are in any doubt about the contents of this announcement or the action you should take, you are recommended to seek your own independent financial advice immediately from your stockbroker, bank manager, attorney, accountant or independent financial adviser or from another appropriately authorised independent financial adviser.

IMPORTANT NOTICES RELATING TO FINANCIAL ADVISERS

Deutsche Bank and Standard Bank are the joint financial advisers and transaction sponsors in respect of the Listing, Lazard is the financial adviser to AB InBev, and Webber Wentzel is the South African legal adviser to AB InBev.

Lazard & Co., Limited (“Lazard”) is acting exclusively as financial adviser to AB InBev and for no one else in connection with the Transaction and is not, and will not be, responsible to anyone other than AB InBev for providing the protections afforded to clients of Lazard, or for providing advice in connection with the Transaction or any other matters referred to in this announcement. Neither Lazard nor any of its affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in delict, in tort, under statute or otherwise) to any person who is not a client of Lazard in connection with this Transaction, any statement contained herein or otherwise.

Lazard is authorised and regulated in the United Kingdom by the Financial Conduct Authority.

Deutsche Securities (SA) Proprietary Limited, a non-bank member of the Deutsche Bank Group (“Deutsche Bank”), is acting for AB InBev and no one else in connection with the Transaction and will not be responsible to anyone other than AB InBev for providing the protections afforded to clients of Deutsche Bank or for providing advice in relation to any matter referred to herein

Without limiting a person’s liability for fraud, neither Deutsche Bank nor any of its subsidiary undertakings, branches or affiliates nor any of its or their respective directors, officers, representatives, employees, advisers or agents owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in delict, in tort, under statute or otherwise) to any person who is not a client of Deutsche Bank in connection with this announcement, any statement contained herein or otherwise.

The Standard Bank of South Africa Limited (“Standard Bank”) is authorised under South African banking law and regulated by the SARB. Standard Bank is acting as financial adviser and joint transaction sponsor to AB InBev in relation to this announcement. Standard Bank is not acting for anybody else in connection with the matters referred to in this announcement. Standard Bank is not and will not be responsible to any person other than AB InBev for providing any of the protections afforded to clients of Standard Bank, nor for giving any advice in relation to any matter referred to in this announcement. Neither Standard Bank nor any of its subsidiary undertakings or affiliates (including the subsidiary undertakings and affiliates of its holding company), nor any of its or their respective directors, officers, representatives, employees, advisers or agents owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in delict, in tort, under statute or otherwise) to any person who is not a client of Standard Bank in connection with this announcement, any statement contained or referred to herein or otherwise.

PRESS RELEASE Brussels, 14 December 2015

NOTES

Cautionary note regarding forward-looking statements

This press release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this release include statements relating to AB InBev’s proposed acquisition of SABMiller (including with respect to the expected timing and scope of these transactions), the expected effects of the Listing on AB InBev, the expected timing and scope of the Listing and other statements other than historical facts. Forward-looking statements include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev and SABMiller and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including the satisfaction of the pre-conditions and the conditions to the transactions described herein, the ability to obtain the regulatory approvals related to the transactions and the ability to satisfy any conditions required to obtain such approvals, and the risks relating to AB InBev described under Item 3.D of its Annual Report on Form 20-F (“Form 20-F”) filed with the US Securities and Exchange Commission (“SEC”) on 24 March 2015. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. There can be no certainty that the proposed transactions will be completed on the terms described herein or at all.

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including AB InBev’s most recent Form 20-F, reports furnished on Form 6-K, and any other documents that AB InBev or SABMiller have made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Future SEC Filings and This Filing: Important Information

In the event that AB InBev and SABMiller implement a transaction relating to the acquisition of SABMiller by AB InBev, AB InBev or Newco (a Belgian limited liability company to be formed for the purposes of such transaction) may be required to file relevant materials with the SEC. Such documents, however, are not currently available. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING SUCH POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of such filings without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from AB InBev, without charge, once they are filed with the SEC.

Notice to US investors

US holders of SABMiller shares should note that the steps of any transaction requiring approval by SABMiller shareholders may be implemented under a UK scheme of arrangement provided for under English company law. If so, it is expected that any shares to be issued under the transaction to SABMiller shareholders would be issued in reliance upon the exemption from the registration requirements of the US Securities Act of 1933, provided by Section 3(a)(10) thereof and would be subject to UK disclosure requirements (which are different from those of the United States). The transaction may instead be implemented by way of a takeover offer under English law. If so, any securities to be issued under the transaction to SABMiller shareholders will be registered under the US Securities Act, absent an applicable exemption from registration. If the transaction is implemented by way of UK takeover offer, it will be done in compliance with the applicable rules under the US Exchange Act of 1934, including any applicable exemptions provided under Rule 14d-1(d) thereunder.

This filing shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.